Exhibit 99.1

IAMGOLD reports work stoppage at its Rosebel Gold Mine in Suriname

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

TORONTO, Dec. 2, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced that employees at the Company's Rosebel Gold Mine in Suriname ("Rosebel") have embarked on a strike over the issue of the process of laying off approximately 10% of the employees.  Rosebel has, however, followed the process required by law and has offered a fair severance package, which over 50% of the affected employees have already accepted.

The layoffs were announced in a news release on October 8, 2015 as a step to further reduce costs at Rosebel as necessitated by the current gold price environment.  Over the past two years IAMGOLD has improved productivity and reduced overall costs by approximately $175 million and Rosebel has made a significant contribution to that effort.  Further cost reductions, however, are needed as the gold price has continued to decline below $1,100 per ounce.

Rosebel has produced approximately 4 million ounces of gold in its first 11 years of operation and in the first nine months of 2015 has produced 217,000 ounces of gold on an attributable basis at an all-in sustaining cost of $1,082 per ounce.  The Company's 2015 annual guidance for Rosebel to produce between 290,000 and 300,000 ounces remains unchanged, but will be re-assessed depending on the length of the strike.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815, Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:03e 02-DEC-15